Exhibit 99.4
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2024 of Stantec Inc. of our report dated February 24, 2025, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-283922) of Stantec Inc. of our report dated February 24, 2025 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as an Exhibit to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Edmonton, Alberta, Canada
February 24, 2025

PricewaterhouseCoopers LLP
Stantec Tower, 10220 103rd Avenue North West, Suite 2200, Edmonton, Alberta, Canada T5J 0K4
T.: +1 780 441 6700, F.: +1 780 441 6776, Fax to mail: ca_edmonton_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.